SO 3/6/03

03002167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vector Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Main Avenue, 7th Floor
(No. and Street)

Norwalk, CT 06851
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John McCleary (203) 840-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York New York 10036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2003

OATH OR AFFIRMATION

I, John McCleary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vector Partners, L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 24th day of February, 2003

Notary Public

My Commission Expires Aug. 31, 2003

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vector Partners, L.P.

Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partner of
Vector Partners, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vector Partners, L.P. ("Vector") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of Vector's General Partner; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

Vector Partners, L.P.
Statement of Financial Condition
As of December 31, 2002

Assets	
Cash and cash equivalents	$ 78,675
Receivables from brokers and dealers	5,615,609
Other assets	74,881
Total assets	$ 5,769,165
Liabilities and Partner's Capital	
Liabilities	
Clearance fees and commissions payable	$ 726,052
Professional fees payable	13,500
Total liabilities	739,552
Partner's capital	
General partner	5,029,613
Total liabilities and partner's capital	$ 5,769,165

The accompanying notes are an integral part of this financial statement.

1. Organization

Vector Partners, L.P. ("Vector"), a Connecticut limited partnership, is a U.S. broker-dealer acting as securities agent for its customers and affiliates. Vector Trading LLC is the General Partner of the limited partnership. There are no limited partners, only the General Partner exists.

Vector does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. Vector clears securities transactions on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Vector considers short-term, interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2002, all of Vector's cash and cash equivalents were held at one bank.

Transactions in securities are recorded on a trade-date basis.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Receivables from Brokers and Dealers

Vector conducts business with various clearing brokers on behalf of its customers subject to clearance agreements. Transactions with customers are normally settled on a delivery-versus-payment basis. Pursuant to the terms of the agreements between Vector and the clearing brokers, the clearing brokers have the right to charge Vector for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge Vector has no maximum amount and applies to all trades executed through the clearing broker, Vector believes there is no maximum amount assignable to this right. At December 31, 2002, Vector has recorded no liabilities with regard to the right.

In addition, Vector has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Vector is subject to credit risk to the extent that the clearing brokers may be unable to repay amounts owed. Vector monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

At December 31, 2002, receivables from brokers and dealers include monies on deposit and commissions earned, but not yet paid by such brokers of $4,913,215 and $702,394, respectively.

4. Net Capital Requirements

Vector is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule"), which requires the maintenance of minimum net capital. Vector has elected to use the basic method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness. At

December 31, 2002, Vector had net capital of $4,739,503, which exceeded the minimum requirement of $100,000 by $4,639,503. The ratio of aggregate indebtedness to net capital was .16 to 1.

5. Subsequent Event

On December 17, 2002, Vector, its General Partner and other affiliated entities entered into an agreement to sell certain assets and liabilities, including substantially all of the assets of Vector, to Banc of America Securities LLC. This transaction closed on January 17, 2003. The General Partner plans to wind down the partnership during 2003.